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Exhibit (a)(5)(w)

[IKOS LETTERHEAD]

Editorial Contact:

Joseph Rockom
Chief Financial Officer
(408) 284-8514

FOR IMMEDIATE RELEASE

IKOS BOARD DETERMINES THAT MENTOR PROPOSAL CONSTITUTES
SUPERIOR PROPOSAL TO SYNOPSYS MERGER AGREEMENT

IKOS Sends Notice to Synopsys Giving Synopsys
Five Business Days to Match Mentor Proposal

        SAN JOSE, Calif.—March 5, 2002—IKOS Systems, Inc. (Nasdaq:IKOS) today announced that the IKOS Board has considered Mentor Graphics Corporation's (Nasdaq:MENT) February 26, 2002 waiver of the condition to its tender offer regarding declines in market indices, and has determined that in light of such waiver, the proposed merger agreement proffered by Mentor Graphics in executed form on January 16, 2002, constitutes a superior proposal as defined under the merger agreement with Synopsys, Inc. (Nasdaq:SNPS). The January 16, 2002 written agreement delivered in executed form by Mentor has never been revoked by Mentor. The IKOS Board understands that the waiver of the no market decline condition would apply to the tender offer under the proposed merger agreement.

        Pursuant to its obligations under the Synopsys merger agreement, IKOS has provided written notice to Synopsys communicating this determination and the IKOS Board's desire to approve entering into the written agreement delivered by Mentor Graphics. Under the terms of the Synopsys merger agreement, Synopsys has 5 business days after receipt of this notification, or until 6:00 p.m. California time March 11, 2002 to make an offer that is at least as favorable to the stockholders of IKOS as the Mentor proposal. If Synopsys does not make such an offer in this time period, IKOS will have the right to terminate the merger agreement with Synopsys upon payment of the $5.5 million termination fee and execute and deliver the merger agreement proffered in executed form by Mentor.

ABOUT IKOS

        IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high-performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, (408) 284-0400.

ADDITIONAL INFORMATION

        IKOS Systems, Inc. has filed a Schedule 14D-9 with amendments with the Securities and Exchange Commission relating to a cash tender offer commenced by Mentor Graphics Corporation to acquire all outstanding shares of IKOS common stock. Investors and security holders are able to obtain free copies of this document through the web site maintained by the SEC at http://www.sec.gov.

        In connection with the proposed merger between IKOS and Synopsys, Inc., Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001, an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on October 18, 2001, and an Amendment No. 2 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on February 8, 2002

(Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov.

        Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' web site at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' web site at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

        You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

        Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

        IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

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  Exhibit (a)(5)(w)